UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K	___ Form 20-F	___ Form 11-K	_X_Form 10-Q	___ Form N-SAR
___ Form N-CSR

For the quarterly period ended JUNE 30, 2006

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Morgan Beaumont, Inc.

_____________________________________

Full Name of Registrant

Pan American Energy Corporation

_____________________________________

Former Name if Applicable

6015 31st Street East

_____________________________________

Address of Principal Executive Officer (Street and Number)

Bradenton, Florida 34203

_____________________________________

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were unable to file our Form 10-QSB within the prescribed time period due to unanticipated delays in preparation of data and other information regarding certain material operations of ours. Such information is being completed and it is anticipated that our Form 10-QSB will be completed and filed within 5 calendar days from the date of this notice.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Patrick R. Boyd	(949) 851-9800

_____________________________________

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

__X__ Yes ____ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

_____ Yes __X__ No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and if appropriate, state the reasons why a reasonably estimate of the results cannot be made.

Morgan Beaumont, Inc.

________________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MORGAN BEAUMONT, INC.

Date: August 14, 2006	By:	/s/ Clifford Wildes

Clifford Wildes, Chief Executive Officer, Treasurer and Director

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